# REG CF SPV SUBSCRIPTION AGREEMENT

**THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK.** THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

**THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS.** ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

**INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 5(f).** THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

**PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE.** IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

**THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS**

**PLAN AND STRATEGY, AND ITS INDUSTRY.** THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

**THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING.** NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

**THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE.** EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO:    Musaffa CFV LLC
        c/o Musaffa, Inc.

        One World Trade Center,
        285 Fulton St, Suite 8500,
        New York, NY 10007, United States

Ladies and Gentlemen:

1.      Subscription.

(a)    The undersigned ("**Subscriber**") hereby subscribes for and agrees to purchase units of limited liability company membership interests (the "**Securities**") of Musaffa CFV LLC, a Wyoming limited liability company (the "**Company**"), at a per-Security purchase price of $2.50 (plus a 2% Investor Processing Fee unless waived, as defined below), upon the terms and conditions set forth herein. The Company is serving as a "crowdfunding vehicle" as defined under Rule 3a-9 of the Investment Company Act of 1940, as amended, for securities to be acquired from Musaffa, Inc., a Delaware corporation (the "**Crowdfunding Issuer**"). The Securities being subscribed for under this Subscription Agreement constitute limited liability company membership interests of the Company which relate to shares of Class B (non-voting) Common Stock issued by the Crowdfunding Issuer (the "**Class B Common Stock**") on a one-to-one basis. The rights of the Securities are as set forth in the Operating Agreement (the "**Operating Agreement**") of the Company and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b)    By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company and Crowdfunding Issuer filed with the SEC, a copy of the Subscription Agreement between the Company and Crowdfunding Issuer, and any other information required by the Subscriber to make an investment decision. It is a condition of the Company's acceptance of this subscription that Subscriber becomes a party to the Operating Agreement.

(c)    Subscriber acknowledges that Subscriber has read the educational materials on the landing page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to a Target Deadline; however, once the Subscription Agreement is accepted by the Company there is no cancelation right;

(d)    Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Crowdfunding Issuer. A promoter may be any person who promotes the Crowdfunding Issuer's offering for compensation, whether past or prospective, or who is a founder or an employee of the Crowdfunding Issuer that engages in promotional activities on behalf of the Crowdfunding Issuer;

(e)    Subscriber acknowledges that Subscriber has been informed of the compensation that DealMaker Securities LLC and affiliates receive in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

(f)    Subscriber understands that the Crowdfunding Issuer's Chief Executive Officer, as Manager of the Company, will make all decisions for the Company even through the Subscriber's investment is not made with the Crowdfunding Issuer.

(g)    This subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(h)    The aggregate value of Securities sold shall not exceed $1,000,000.00 (the "**Oversubscription Offering**"). The Company may accept subscriptions until August 3, 2025 (the "**Termination Date**"). Providing that subscriptions for $10,000.00 are received (the "**Target Offering Amount**"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "**Closing Date**").

(f)    In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

(g)    Investor may terminate this Subscription Agreement for any reason, but only up to forty-eight (48) hours before the Closing Date. If Investor enters into this Subscription Agreement during the last forty-eight (48) hours of the Offering, Investor may not terminate this Subscription Agreement.

2.    Joinder to Operating Agreement. By executing this Subscription Agreement, Subscriber will become party to the Operating Agreement of the Company as a Member holding the Securities of the Company.

3.    Purchase Procedure.

(a)    Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)    Escrow Arrangements. Payment for the Securities shall be received by the escrow agent appointed by the Intermediary in this offering (the "**Escrow Agent**") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Crowdfunding Issuer. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation Crowdfunding.

(c)    Investor Processing Fee. Subscribers will be responsible for a processing fee of 2% of the investment amount on each transaction for any investment lower than $9,999.99 by a

single investor (rounded up, where applicable, to the nearest cent) (the "**Investor Processing Fee**"). The entire Investor Processing Fee shall be waived automatically for the whole investment amount if the undersigned invests $10,000.00 or more in total. The Investor Processing Fee is included in the cost basis of the subscribed Securities. The Investor Processing Fee will count toward the Subscriber's "investment limits" as described in Section 5(f) herein.

4.       <u>Representations and Warranties of the Company and Crowdfunding Issuer</u>. The Company and Crowdfunding Issuer each represent and warrant to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company and Crowdfunding Issuer will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's or Crowdfunding Issuer's current officers, as applicable, has, or at any time had, actual knowledge of such fact or other matter.

      (a)       <u>Organization and Standing</u>. The Crowdfunding Issuer is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company is a limited liability company, duly formed, validly existing and in good standing under the laws of the State of Wyoming. The Company and Crowdfunding Issuer have all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Crowdfunding Issuer is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

      (b)       <u>Eligibility of the Company to Make an Offering under Section 4(a)(6)</u>. The Company and the Crowdfunding Issuer are eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

      (c)       <u>Issuance of the Securities</u>. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement and the underlying securities to be issued to the Company has been duly authorized by all necessary corporate action on the part of the Company, and by the Crowdfunding Issuer. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms. Further, the underlying securities to be issued by the Crowdfunding Issuer to the Company will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Crowdfunding Issuer, enforceable against the Crowdfunding Issuer in accordance with their terms.

      (d)       <u>Authority for Agreement</u>. The execution and delivery by the Company and Crowdfunding Issuer of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's and Crowdfunding Issuer's powers and have been duly authorized by all necessary actions on the part of the Company, and necessary actions of the Crowdfunding Issuer. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general

application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)     <u>No Filings.</u> Assuming the accuracy of the Subscriber's representations and warranties set forth in this Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company and Crowdfunding Issuer of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f)     <u>Financial Statements.</u> Complete copies of the Crowdfunding Issuer's financial statements consisting of the audited balance sheets of the Crowdfunding Issuer as of December 31, 2024, 2023, and 2022, and the related statements of income and cash flows for the three-year period ending on December 31, 2024 (the "**Financial Statements**") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Crowdfunding Issuer and fairly present the financial condition of the Crowdfunding Issuer as of the respective dates they were prepared and the results of the operations and cash flows of the Crowdfunding Issuer for the periods indicated. In addition, complete copies of the Company's annual financials ending on December 31, 2024, consisting of an audited balance sheet and the related statements of income and cash flows covering the period from Company's formation to the date of the financial statement (the "**SPV Financial Statements**"), have been made available to the Subscriber and appear in the Offering Statement. TaxDrop LLC and Alice.CPA LLC, independent accounting firms operating within the rules and regulations adopted by the SEC, audited the Financial Statements and SPV Financial Statements respectively. The Financial Statements and the SPV Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g)     <u>Proceeds</u>. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h)     <u>Litigation</u>. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's and Crowdfunding Issuer's knowledge, currently threatened in writing (a) against the Company or Crowdfunding Issuer or (b) against any consultant, officer, manager, director or key employee of the Company or Crowdfunding Issuer arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company or Crowdfunding Issuer.

5.     <u>Representations and Warranties of Subscriber</u>. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants,

which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a)     <u>Requisite Power and Authority</u>. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)     <u>Investment Representations</u>. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c)     <u>Manner of Holding</u>. Subscriber understands that the Subscriber is investing into the Company, which will serve as a "crowdfunding vehicle" for an investment between the Company and the Crowdfunding Issuer. The Company will maintain records of securityholders and, subject to the terms of the Operating Agreement, provide rights as if the Subscriber invested directly into the Crowdfunding Issuer.

(d)     <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(e)     <u>Resales</u>. Subscriber agrees that during the one-year period beginning on the date on which it acquires Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(f)     Investment Limits. Subscriber represents that either:

(i)     Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, including the Investor Processing Fees if any, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

(ii)    Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, including the Investor Processing Fees if any, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of its annual income or net worth, and does not exceed $124,000; or

(iii)   Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, and no investment limits shall apply.

(g)     Subscriber Information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a securityholder and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company or the Crowdfunding Issuer is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company or the Crowdfunding Issuer as a condition of such transfer**.

(h)     Crowdfunding Issuer Information. Subscriber has read the Offering Statement. Subscriber understands that the Crowdfunding Issuer is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Crowdfunding Issuer's business, management and financial affairs with managers, officers and management of the Crowdfunding Issuer or has had the opportunity to review the Crowdfunding Issuer's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Crowdfunding Issuer and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Crowdfunding Issuer or others with respect to the business or prospects of the Crowdfunding Issuer or its financial condition.

(i)     Valuation. The Subscriber acknowledges that the price of the Securities was set by the Crowdfunding Issuer on the basis of the Crowdfunding Issuer's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(j)     Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address provided with Subscriber's subscription.

(k)     Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any

governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

6.      Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the expiration or termination of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company, the Crowdfunding Issuer and their respective officers, directors and affiliates, and each other person, if any, who controls the Company or the Crowdfunding Issuer, as the case may be, within the meaning of Section 15 of the Securities Act, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing persons or entities in connection with this transaction.

7.      Transfer Restrictions.

(a)      "Market Stand-Off" Agreement. Each Subscriber hereby agrees that it will not, without the prior written consent of the managing underwriter or financial advisor to the Crowdfunding Issuer (as applicable), during the period commencing on the date of the final prospectus relating to the registration by the Crowdfunding Issuer of its securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Crowdfunding Issuer and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the initial public offering (the "**IPO**") or any merger with or into a special purpose acquisition company ("**SPAC**"), or such other period as may be requested by the Crowdfunding Issuer or an underwriter or financial advisor to accommodate regulatory restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), or ninety (90) days in the case of any registration other than the IPO, or such other period as may be requested by the Crowdfunding Issuer, its financial advisors or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Securities (or other securities, whether such shares or any such securities are then owned by the Subscriber or are thereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Securities, in cash, or otherwise. The foregoing provisions of this Section 7(a) shall not apply to the sale of any securities to an underwriter pursuant to an underwriting agreement, or the transfer of any securities to any trust for the direct or indirect benefit of the Subscriber or the immediate family of the Subscriber, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Subscribers only if all officers and directors

are subject to the same restrictions. The financial advisors of the Crowdfunding Issuer or its underwriters in connection with such registration are intended third party beneficiaries of this Section 7(a) and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Subscriber further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 7(a) or that are necessary to give further effect thereto. For purposes of this Section 7(a), the term "Crowdfunding Issuer" shall include any wholly owned subsidiary of the Crowdfunding Issuer into which the Crowdfunding Issuer mergers or consolidates. In order to enforce the foregoing covenant, the Crowdfunding Issuer may impose stop transfer instructions with respect to the Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the foregoing restriction) until the end of such period. The Subscriber agrees that a legend reading substantially as follows may be placed on all certificates representing all of such Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the restriction contained in this Section 7(a)):

> "THE INTERESTS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AN OPERATING AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, GIFT, PLEDGE, ENCUMBRANCE, HYPOTHECATION, OR OTHER DISPOSITION OF THE SECURITY INTERESTS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH OPERATING AGREEMENT.

> THE INTERESTS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT AND REGULATION CROWDFUNDING PROMULTATED THEREUNDER. THE TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION IS LIMITED BY SUCH LAW AND REGULATION."

(b)      **Right of First Refusal.** In the event that a Subscriber (the "Transferring Party") wishes to sell, assign, transfer, or in any way dispose of the Securities acquired under this Subscription Agreement (the "Proposed Disposition"), the Transferring Party shall first present such Securities to the Company, thereby granting the Company the chance to acquire the Securities on identical terms as the Proposed Disposition. The Transferring Party is required to provide the Company with a written notification (the "Notification of Proposed Disposition") detailing: (i) the Transferring Party's genuine intention to sell or otherwise dispose of such Securities; (ii) the identity and contact details of the intended purchaser or recipient (the "Intended Transferee"); (iii) the quantity of Securities intended for disposition; (iv) the terms and conditions of the Proposed Disposition, inclusive of the proposed sale price and payment method; and (v) a definitive agreement from the Transferring Party to dispose of the Securities on the terms described in the Notification of Proposed Disposition, conditional upon the Company's decision not to utilize its right of first refusal. Upon receipt of the Notification of Proposed Disposition, the Company shall hold the right, though not the obligation, to acquire any or all of the Securities designated for transfer to the Intended Transferee, under the price and terms specified in the Notification of Proposed Disposition. This right must be exercised by the Company through the delivery of a written acknowledgment to the Transferring Party within twenty (20) calendar days following receipt of the Notification of Proposed Disposition (the "Acceptance Period"). Should the

Company choose to purchase any of the Securities, the completion of such purchase and the payment to the Transferring Party shall occur no more than forty-five (45) calendar days from the date on the Notification of Proposed Disposition, through closing mechanisms as designated by the Company. Payment may be executed by certified check or via wire transfer to a bank account nominated by the Transferring Party. If the Company opts not to exercise its right of first refusal within the Acceptance Period, the Transferring Party shall be entitled to conclude the Proposed Disposition with the Intended Transferee under terms and conditions that are not more advantageous to the Intended Transferee than those outlined in the Notification of Proposed Disposition, within a period of one hundred and twenty (120) days from the termination of the Acceptance Period. Any Securities not disposed of to the Intended Transferee within this timeframe shall continue to be subject to the right of first refusal delineated herein. This right of first refusal shall be enforceable against any successors or assigns of the Transferring Party and shall benefit the successors and assigns of the Company. The relinquishment of this clause's right may only occur with the Company's prior written consent.

(c)     Further Limitations on Disposition. Without in any way limiting the representations and warranties set forth in this Agreement, the Subscriber agrees not to make any disposition of all or any portion of the Securities unless and until (x) the requirements for transfer under the Crowdfunding Issuer's Amended and Restated Bylaws and Company's Operating Agreement have been satisfied, and (y) the transferee has agreed in writing for the benefit of the Crowdfunding Issuer and the Company to make the representations and warranties set out in Section 5 and the undertaking set out in Section 7(a) and 7(b) of this Agreement and:

(i) there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

(ii) such Subscriber has (A) notified the Crowdfunding Issuer and the Company of the proposed disposition; (B) furnished the Crowdfunding Issuer and the Company with a detailed statement of the circumstances surrounding the proposed disposition; and (C) if requested by the Crowdfunding Issuer and the Company, furnished the Crowdfunding Issuer and the Company with an opinion of counsel reasonably satisfactory to the Crowdfunding Issuer and the Company that such disposition will not require registration under the Securities Act.

8.     Applicable Law; Jurisdiction & Venue. All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal laws of the State of Delaware without the application of conflicts of law principals. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the Delaware Court of Chancery and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the above-named courts, except as provided for in Section 10, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

9.     WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS, THE COMPANY'S OR THE

CROWDFUNDING ISSUER'S SECURITIES, OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

10.     **Dispute Resolution; Arbitration**. Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be New York, NY. Except as may be required by law or to protect legal rights, neither a party nor the arbitrator may disclose the existence, content, or results of any arbitration without the prior written consent of the other parties. If the dispute cannot be resolved through arbitration, then the parties shall proceed with judicial proceedings as set forth in Section 8 and Section 10.

11.     Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given (a) when delivered by hand; or (b) when received by the addressee if sent by a nationally recognized overnight courier; or (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11):

If to the Company, to:

Musaffa CFV LLC
c/o Musaffa, Inc.

One World Trade Center,
285 Fulton St, Suite 8500,
New York, NY 10007, United States

If to the Crowdfunding Issuer, to:

Musaffa, Inc.

One World Trade Center,
285 Fulton St, Suite 8500,
New York, NY 10007, United States

If to a Subscriber, to Subscriber's address provided with Subscriber's subscription or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice.

Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

12.     Compliance With Anti-Money Laundering Laws.

(a)     Subscriber represents and warrants that the Subscriber's investment was not directly or indirectly derived from illegal activities, including any activities that would violate U.S. Federal or State laws or any laws and regulations of other countries.

(b)     Subscriber acknowledges that U.S. Federal law, regulations and Executive Orders administered by the U.S. Treasury Department's Office of Foreign Assets Control ("**OFAC**") may prohibit the Company, Manager, or Crowdfunding Issuer from, among other things, engaging in transactions with, and the provision of services to, persons on the list of Specially Designated Nationals and Blocked Persons and persons, foreign countries and territories that are the subject of U.S. sanctions administered by OFAC (collectively, the "**OFAC Maintained Sanctions**").

(c)     Subscriber acknowledges that the Company prohibits the investment of funds by any persons or entities that are (i) the subject of OFAC Maintained Sanctions, (ii) acting, directly or indirectly, in contravention of any applicable laws and regulations, including anti-money laundering regulations or conventions, or on behalf of persons or entities subject to an OFAC Maintained Sanction, (iii) acting, directly or indirectly, for a senior foreign political figure, any member of a senior foreign political figure's immediate family or any close associate of a senior foreign political figure, unless the SPV, after being specifically notified by Subscriber in writing that it is such a person, conducts further due diligence, and determines that such investment shall be permitted, or (iv) acting, directly or indirectly, for a foreign shell bank (such persons or entities in (i) –(iv) are collectively referred to as "**Prohibited Persons**"). Subscriber represents and warrants that it is not, and is not acting directly or indirectly on behalf of, a Prohibited Person.

(d)     To the extent Subscriber has any beneficial owners, (i) it has carried out thorough due diligence to establish the identities of such beneficial owners, (ii) based on such due diligence, Subscriber reasonably believes that no such beneficial owners are Prohibited Persons, (iii) it holds the evidence of such identities and status and will maintain all such evidence for at least five years from the date of the liquidation or termination of the Company, and (iv) it will make available such information and any additional information requested by the Company that is required under applicable regulations.

(e)     Subscriber acknowledges and agrees that the Company, the Manager, or the Intermediary may "freeze the account" of Subscriber, including, but not limited to, by suspending distributions from the Company to which Subscriber would otherwise be entitled, if necessary to comply with anti-money laundering statutes or regulations.

(f)     Subscriber acknowledges and agrees that the Company and/or the Crowdfunding Issuer, in complying with anti-money laundering statutes, regulations and goals, may file voluntarily and/or as required by law suspicious activity reports ("SARs") or any other information

with governmental and law enforcement agencies that identify transactions and activities that the Company or Crowdfunding Issuer or their agents reasonably determine to be suspicious, or is otherwise required by law. Subscriber acknowledges that the Company, and Crowdfunding Issuer are prohibited by law from disclosing to third parties, including the Subscriber, any filing or the substance of any SARs.

(g)     Subscriber agrees that, upon the request of the Company, or Crowdfunding Issuer, it will provide such information as the Company, or Crowdfunding Issuer requires to satisfy applicable anti-money laundering laws and regulations, including, without limitation, background documentation about Subscriber.

13.     Confidentiality.

(a)     Subscriber agrees that documents associated with this offering and all financial statements (if any), tax reports (if any), portfolio valuations (if any), private placement memoranda (if any), reviews or analyses of potential or actual investments (if any), reports or other materials prepared or produced by the Company and/or Crowdfunding Issuer and all other documents and information concerning the affairs of the Company and/or Crowdfunding Issuer, any investments, including, without limitation, information about the Company, and/or the persons directly or indirectly investing in the Company (collectively, the "**Confidential Information**") that the Subscriber may receive pursuant to or in accordance with the use of the invest.musaffa.com website or Intermediary platform or otherwise as a result of its ownership of Securities in the Company, constitute proprietary and confidential information about the Company and Crowdfunding Issuer or any of their affiliates (the "**Affected Parties**").

(b)     Subscriber acknowledges that the Affected Parties derive independent economic value from the Confidential Information not being generally known and that the Confidential Information is the subject of reasonable efforts to maintain its secrecy. Subscriber further acknowledges that the Confidential Information is a trade secret, the disclosure of which is likely to cause substantial and irreparable competitive harm to the Affected Parties or their respective businesses. Subscriber shall not reproduce any of the Confidential Information or portion thereof or make the contents thereof available to any third party other than a disclosure on a need-to-know basis to Subscriber's legal, accounting or investment advisers, auditors and representatives (collectively, "**Advisers**"), except to the extent compelled to do so in accordance with applicable law (in which case Subscriber shall promptly notify the Company of Subscriber's obligation to disclose any Confidential Information) or with respect to Confidential Information that otherwise becomes publicly available other than through breach of this provision by Subscriber.

(c)     To the fullest extent permitted by law, Subscriber agrees not to request disclosure or inspection of any such information after Subscriber is notified (whether in response to Subscriber's request for information or otherwise) that the Company has determined not to disclose such information.

(d)     Subscriber agrees that the Company and the Crowdfunding Issuer would be subject to potentially irreparable injury as a result of any breach by Subscriber of the covenants and agreements set forth in this Section 13 and that monetary damages would not be sufficient to compensate or make whole the Company and the Crowdfunding Issuer for any such breach. Accordingly, Subscriber agrees that the Company and the Crowdfunding Issuer shall be entitled

to equitable and injunctive relief, on an emergency, temporary, preliminary and/or permanent basis, to prevent any such breach or the continuation thereof.

14. Miscellaneous.

(a) Obligations Irrevocable. Following the Closing Date, the obligations of the undersigned shall be irrevocable.

(b) Legend. The certificates, book entry or other form of notation representing the Shares sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Shares were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

(c) Pronouns. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(d) Assignment. This Subscription Agreement is not transferable or assignable by Subscriber.

(e) Binding Effect. The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and the Crowdfunding Issuer and each of their respective successors and assigns.

(f) Waiver, Amendment. None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company, the Crowdfunding Issuer and Subscriber.

(g) Severability. In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement. The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(h) Entire Agreement. This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(i) No Third-Party Beneficiaries. The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(j)     <u>Headings</u>. The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(k)     <u>Counterparts</u>. This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(l)     <u>Electronic Execution and Delivery.</u> A digital reproduction, portable document format ("pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

(m)     <u>Additional Securities</u>. If any recapitalization or other transaction affecting the stock of the Crowdfunding Issuer is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(n)     <u>Failure to Exercise</u>. No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

*(SIGNATURE PAGE FOLLOWS)*

**Musaffa CFV, LLC (The "Co-Issuer) and Musaffa, Inc. (The "Crowdfunding Issuer")**

**SUBSCRIPTION AGREEMENT SIGNATURE PAGE**

The undersigned, desiring to purchase Membership Units equal to one-on-one Class B Common Stock of Musaffa CFV, LLC (The "Co-Issuer") and Musaffa, Inc. (The "Crowdfunding Issuer") by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)
By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

**(Offline Investor)**
(E-Mail Address)

Number of securities: **Membership Units equal to one-on-one Class B Common Stock**
Aggregate Subscription Price: **$0.00 USD**

**TYPE OF OWNERSHIP:**

If the Subscriber is individual: If the Subscriber is not an individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box if the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

## ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

By: **Musaffa CFV, LLC (The "Co-Issuer") and Musaffa, Inc. (The "Crowdfunding Issuer")**

Authorized Signing Officer

# CANADIAN ACCREDITED INVESTOR CERTIFICATE

**TO:** Musaffa CFV, LLC (The "Co-Issuer") and Musaffa, Inc. (The "Crowdfunding Issuer") (the "**Corporation**")

The Investor hereby represents, warrants and certifies to the Corporation that the undersigned is an "Accredited Investor" as defined in Section 1.1 of National Instrument 45-106. The Investor has indicated below the criteria which the Investor satisfies in order to qualify as an "Accredited Investor".

The Investor understands that the Corporation and its counsel are relying upon this information in determining to sell securities to the undersigned in a manner exempt from the prospectus and registration requirements of applicable securities laws.

The categories listed herein contain certain specifically defined terms. If you are unsure as to the meanings of those terms, or are unsure as to the applicability of any category below, please contact your legal advisor before completing this certificate.

In connection with the purchase by the undersigned Subscriber of the Purchased Membership Units equal to one-to-one Class B Common Stock, the Subscriber hereby represents, warrants, covenants and certifies to the Corporation (and acknowledges that the Corporation and its counsel are relying thereon) that:

a. the Subscriber is, and at the Closing Time, will be, an "accredited investor" within the meaning of NI 45-106 or Section 73.3 of the Securities Act (Ontario), as applicable, on the basis that the undersigned fits within one of the categories of an "accredited investor" reproduced below beside which the undersigned has indicated the undersigned belongs to such category;

b. the Subscriber was not created or is not used, solely to purchase or hold securities as an accredited investor as described in paragraph (m) below; and

c. upon execution of this Schedule B by the Subscriber, including, if applicable, Appendix 1 to this Schedule B, this Schedule B shall be incorporated into and form a part of the Subscription Agreement.


(PLEASE CHECK THE BOX OF THE APPLICABLE CATEGORY OF ACCREDITED INVESTOR)

☐     (a)     a Canadian financial institution, or a Schedule III bank;

☐     (b)     the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);

☐     (c)     a subsidiary of any Person referred to in paragraphs (a) or (b), if the Person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

       (d)     a Person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a Person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐     (e)     an individual registered under the securities legislation of a jurisdiction of Canada as a representative of a Person referred to in paragraph (d);

☐     (e.1)     an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐     (f)     the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;

☐     (g)     a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l'île de Montréal or an intermunicipal management board in Québec;

☐     (h)     any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;

☐     (i)     a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;

☐     (j)     an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds CAD$1,000,000;

☐     (j.1)     an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds CAD$5,000,000;

      (k.1)     an individual whose net income before taxes exceeded CAD$200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded CAD$300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

      (k.2)     Net income before taxes combined with your spouse's was more than CAD $300,000 in each of the 2 most recent calendar years, and their combined net income before taxes is expected to be more than CAD $300,000 in the current calendar year

☐     (l)     an individual who, either alone or with a spouse, has net assets of at least CAD$5,000,000;

☐     (m)     a Person, other than an individual or investment fund, that has net assets of at least CAD$5,000,000 as shown on its most recently prepared financial statements and that has not been created or used solely to purchase or hold securities as an accredited investor;

☐     (n)     an investment fund that distributes or has distributed its securities only to (i) a Person that is or was an accredited investor at the time of the distribution, (ii) a Person that acquires or acquired securities in the circumstances referred to in sections 2.10 (Minimum amount investment) and 2.19 (Additional investment in investment funds) of NI 45-106, or (iii) a Person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 (Investment fund reinvestment) of NI 45-106;

☐     (o)     an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;

☐     (p)     a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;

      (q)     a Person acting on behalf of a fully managed account managed by that Person, if that Person (i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and (ii) in Ontario, is purchasing a security that is not a security of an investment fund;

☐     (r)     a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;

☐     (s)     an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;

☐     (t)     a Person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are Persons that are accredited investors;

☐     (u)     an investment fund that is advised by a Person registered as an adviser or a Person that is exempt from registration as an adviser;

      (v)     a Person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as (i) an accredited investor, or (ii) an exempt purchaser in Alberta or Ontario; or

☐     (w)     a trust established by an accredited investor for the benefit of the accredited investor's family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor's spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor's spouse or of that accredited investor's former spouse.

(x)     in Ontario, such other persons or companies as may be prescribed by the regulations under the Securities Act (Ontario).

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR:                                      (Print Full Name of Entity or Individual)


By:

(Signature

) Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

**Definitions for Accredited Investor Certificate**

As used in the Accredited Investor Certificate, the following terms have the meanings set out below:

a. "**Canadian financial institution**" means (i) an association governed by the *Cooperative Credit Associations Act* (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or (ii) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

b. "**entity**" means a company, syndicate, partnership, trust or unincorporated organization;

c. "**financial assets**" means cash, securities, or any a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

d. "**fully managed account**" means an account of a client for which a Person makes the investment decisions if that Person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;

e. "**investment fund**" means a mutual fund or a non-redeemable investment fund, and, for greater certainty in Ontario, includes an employee venture capital corporation that does not have a restricted constitution, and is registered under Part 2 of the *Employee Investment Act* (British Columbia), R.S.B.C. 1996 c. 112, and whose business objective is making multiple investments and a venture capital corporation registered under Part 1 of the *Small Business Venture Capital Act* (British Columbia), R.S.B.C. 1996 c. 429 whose business objective is making multiple investments;

f. "**mutual fund**" means an issuer whose primary purpose is to invest money provided by its security holders and whose securities entitle the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in part of the net assets, including a separate fund or trust account, of the issuer;

g. "**non-redeemable investment fund**" means an issuer,
   A. whose primary purpose is to invest money provided by its securityholders,
   B. that does not invest,
      i. for the purpose of exercising or seeking to exercise control of an issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, or
      ii. for the purpose of being actively involved in the management of any issuer in which it invests, other than an issuer that is a mutual fund or a non-redeemable investment fund, and
   C. that is not a mutual fund;

h. "**related liabilities**" means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets and liabilities that are secured by financial assets;

i. "**Schedule III bank**" means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

j. "**spouse**" means an individual who (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual, (ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or (iii) in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and

k. "**subsidiary**" means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

In NI 45-106 a Person or company is an affiliate of another Person or company if one of them is a subsidiary of the other, or if each of them is controlled by the same Person.

In NI 45-106 a Person (first Person) is considered to control another Person (second Person) if (a) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (c) the second Person is a limited partnership and the general partner of the limited partnership is the first Person.

# RISK ACKNOWLEDGEMENT FORM (FORM 45-106F9)

## Form for <u>Individual</u> Accredited Investors

**WARNING! This investment is risky. Do not invest unless you can afford to lose all the money you pay for this investment.**

| Section 1 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER | |
|---|---|
| **1. About your investment** | |
| Type of Securities: Membership Units equal to one-on-one Class B Common Stock | Issuer: Musaffa CFV, LLC (the "Co-Issuer") and Musaffa, Inc. (The "Crowdfunding Issuer") |
| Purchased from: The Issuer | |

| Sections 2 to 4 – TO BE COMPLETED BY THE PURCHASER | |
|---|---|
| **2. Risk acknowledgement** | |
| This investment is risky. Initial that you understand that: | **Your Initials** |
| **Risk of loss** – You could lose your entire investment of $ | |
| **Liquidity risk** – You may not be able to sell your investment quickly – or at all. | |
| **Lack of information** – You may receive little or no information about your investment. | |
| **Lack of advice** – You will not receive advice from the salesperson about whether this investment is suitable for you unless the salesperson is registered. The salesperson is the person who meets with, or provides information to, you about making this investment. To check whether the salesperson is registered, go to www.aretheyregistered.ca. | |
| **3. Accredited investor status** | |
| You must meet at least one of the following criteria to be able to make this investment. Initial the statement that applies to you. (You may initial more than one statement.) The person identified in section 6 is responsible for ensuring that you meet the definition of accredited investor. That person, or the salesperson identified in section 5, can help you if you have questions about whether you meet these criteria. | **Your Initials** |
| • Your net income before taxes was more than CAD$200,000 in each of the 2 most recent calendar years, and you expect it to be more than CAD$200,000 in the current calendar year. (You can find your net income before taxes on your personal income tax return.) | |
| • Your net income before taxes combined with your spouse's was more than $300,000 in each of the 2 most recent calendar years, and you expect your combined net income before taxes to be more than CAD$300,000 in the current calendar year. | |
| • Either alone or with your spouse, you own more than CAD$1 million in cash and securities, after subtracting any debt related to the cash and securities. | |
| • Either alone or with your spouse, you have net assets worth more than CAD$5 million. (Your net assets are your total assets (including real estate) minus your total debt.) | |
| **4. Your name and signature** | |
| By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form. | |
| First and Last Name (please print): | |
| Signature: | |
| Date: | |

| Section 5 – TO BE COMPLETED BY THE SALESPERSON | |
|---|---|
| **5. Salesperson information** | |
| | |
| First and Last Name of Salesperson (please print): | |

| Telephone: | Email: |
|---|---|
| Name of Firm (if registered): | |

| Section 6 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER |
|---|
| **6. For more information about this investment** |
| **For more information about this investment / the Issuer:**<br><br>Company Name: Musaffa CFV, LLC (The "Co-Issuer") and Musaffa, Inc. (The "Crowdfunding Issuer")<br>Address: 285 Fulton St, Suite 8500, One World Trade Center, New York, NY 10007, USA<br>Contact: (703) 395-7190<br>Email: syed.shahjahan@musaffa.com<br>Telephone:<br><br>**For more information about prospectus exemptions, contact your local securities regulator. You can find contact information at www.securities-administrators.ca.** |

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

**Aggregate subscription price invested in this offering: 0.00 USD**

**The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD**

**The Investor's investment limit for this offering is: 0.00USD**

**The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD**

**The Investor's net worth (if not an accredited investor): USD**

**The Investor's income (if not an accredited investor): USD**

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.


DATED:

INVESTOR:                                                        (Print Full Name of Entity or Individual)


By:

       (Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

## INTERNATIONAL INVESTOR CERTIFICATE

## FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES

**TO:** **Musaffa** CFV, LLC (The "Co-Issuer") and Musaffa, Inc. (The "Crowdfunding Issuer") (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**") by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR:                                                (Print Full Name of Entity or Individual)


                                                         By:

                                                         (Signature

                                                         ) Name:

                                                         (If signing on behalf of entity)

                                                         Title:

                                                         (If signing on behalf of entity)

**AML Certificate**

By executing this document, the client certifies the following:

**If an Entity:**

1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

**All subscribers:**

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.

Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

DATED:

INVESTOR:                                                    (Print Full Name of Investor)

By:

(Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

**Appendix 1 - Subscriber Information**

**For the Subscriber and Joint Holder (if applicable)**

| Name | Address | Date of Birth (if an Individual) | Taxpayer Identification Number |
|------|---------|----------------------------------|-------------------------------|
|      |         |                                  |                               |
|      |         |                                  |                               |

**For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)**

1. One Current control person of the Organization:

| Name | Address | Date of Birth | Taxpayer Identification Number |
|------|---------|---------------|-------------------------------|
|      |         |               |                               |

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

| Name | Address | Date of Birth | Taxpayer Identification Number |
|------|---------|---------------|-------------------------------|
|      |         |               |                               |
|      |         |               |                               |
|      |         |               |                               |
|      |         |               |                               |

**For a Trust (Insert names and addresses or attach a list)**

1. Current trustees of the Organization:

| Name | Address | Date of Birth | Taxpayer Identification Number |
|------|---------|---------------|-------------------------------|
|      |         |               |                               |
|      |         |               |                               |
|      |         |               |                               |

## Self-Certification of Trustee

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in Musaffa Inc.'s

offering. I certify that:

1. I, , am the trustee of the ("Trust") (the "**Trustee**")

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in Musaffa Inc.'s offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of

Client: Date of

Signature: